Net investment income (loss) and net realized gain (loss) may differ for financial statement and tax purposes. The character of dividends and distributions made during the fiscal year from net investment income or net realized gains may differ from their ultimate characterization for federal income tax purposes. Also, due to timing of dividends and distributions, the fiscal year in which amounts are distributed may differ from the fiscal year in which the income or net realized gain was recorded by the Fund. The tax character of distributions paid during the years ended December 31, 2008 and December 31, 2007 was as follows:


                                                Year Ended           Year Ended
                                         December 31, 2008    December 31, 2007
                                        ---------------------------------------
                Distributions paid from:
                Ordinary income                $ 6,566,052          $ 5,660,531
                Exempt-interest dividends      507,385,100          485,374,895
                                              ---------------------------------
                Total                         $513,951,152         $491,035,426